Exhibit 3.101

CERTIFICATE OF FORMATION

OF

NRG CONSTRUCTION LLC

1. Name: The name of the limited liability company is: NRG Construction LLC.

2. Registered Office: The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3. Organizer: The name and address of the sole organizer of the limited liability company is Lynne Przychodzki, NRG Energy, Inc., 211 Carnegie Center, Princeton, New Jersey 08540.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of NRG Construction LLC this 5th day of July, 2007.

/s/ Lynne Przychodzki
Authorized Person